PRESS RELEASE

Loncor Announces Appointment of John Barker

as Vice President of Business Development

Toronto, Canada - March 3, 2020 - Loncor Resources Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQB: "LONCF") is pleased to announce the appointment of Mr. John Barker as Vice President of Business Development for Loncor.

Arnold Kondrat, Chief Executive Officer of Loncor, commented: "We welcome John Barker as Vice President of Business Development for Loncor. Mr. Barker has over 30 years of global mining experience encompassing many key elements of the mining world, and I look forward to working with him and the team to unlock the potential evident in the Ngayu gold belt."

Mr. Barker has 15 years' experience as a leading mining analyst, including with RBC DS heading up their Global Gold Mining initiative and focussing on African mining equities.  Subsequently, he was Vice President Corporate Development for TSX-listed SouthernEra Resources, which was taken over by Lonmin, and was instrumental in the Guinor Gold sale to Crew Gold.  More recently he has been involved in various copper, diamond and platinum initiatives in Southern Africa.  During his career he has been involved in numerous asset sales and equity issues raising over US$600m in Canada, Australia, Europe and RSA.  Mr. Barker commented: "Loncor offers the chance to get involved in a region of the world that is only now starting to show its true gold producing potential through the success of the Barrick-operated Kibali gold mine. The Ngayu belt holds the potential of similar discoveries and I am excited on helping the company utilise its vast in-country experience to realise value for all."

About Loncor Resources Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Belt in the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Ngayu has numerous positive indicators based on the geology, artisanal activity, encouraging drill results and an existing gold resource base.  The area is 200 kilometres southwest of the Kibali gold mine, which is operated by Barrick Gold (Congo) SARL ("Barrick").  In 2019, Kibali produced record gold production of 814,000 ounces at "all-in sustaining costs" of US$693/oz.  Barrick has highlighted the Ngayu Greenstone Belt as an area of particular exploration interest and is moving towards earning 65% of any discovery in 1,894 km2 of Loncor ground that they are exploring.  As per the joint venture agreement signed in January 2016, Barrick manages and funds exploration on the said ground at the Ngayu project until the completion of a pre-feasibility study on any gold discovery meeting the investment criteria of Barrick.  In a recent announcement Barrick highlighted six prospective drill targets and are moving towards confirmation drilling in early 2020.  Subject to the DRC's free carried interest requirements, Barrick would earn 65% of any discovery with Loncor holding the balance of 35%.  Loncor will be required, from that point forward, to fund its pro-rata share in respect of the discovery in order to maintain its 35% interest or be diluted.

In addition to the Barrick JV, certain parcels of land within the Ngayu project surrounding and including the Makapela and Adumbi deposits have been retained by Loncor and do not form part of the joint venture with Barrick.  Barrick has certain pre-emptive rights over the Makapela deposit.  Loncor's Makapela deposit has an Indicated Mineral Resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an Inferred Mineral Resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).  Adumbi and two neighbouring deposits hold an Inferred Mineral Resource of 1.675 million ounces of gold (20.78 million tonnes grading 2.5 g/t Au), with 71.25% of this resource being attributable to Loncor via its 71.25% interest.

Resolute Mining Limited (ASX/LSE: "RSG") owns 25% of the outstanding shares of Loncor and holds a pre-emptive right to maintain its pro rata equity ownership interest in Loncor following the completion by Loncor of any proposed equity offering.  Newmont Goldcorp Corporation (NYSE: "NEM"; TSX: "NGT") owns 7% of Loncor's outstanding shares.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Technical Reports

Certain additional information with respect to the Company's Ngayu project is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Certain additional information with respect to the Company's recently acquired KGL-Somituri project is contained in the technical report of Roscoe Postle Associates Inc. dated February 28, 2014 and entitled "Technical Report on the Somituri Project Imbo Licence, Democratic Republic of the Congo".  A copy of the said report, which was prepared for, and filed on SEDAR by, Kilo Goldmines Ltd., can be obtained from SEDAR at www.sedar.com.  To the best of the Company's knowledge, information and belief, there is no new material scientific or technical information that would make the disclosure of the KGL-Somituri mineral resource set out in this press release inaccurate or misleading.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Indicated" and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 20-F annual report, File No. 001- 35124, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill targets, exploration results, mineral resource estimates, future exploration and development and potential gold discoveries) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the planned drilling program by Barrick will be delayed, uncertainties relating to the availability and costs of financing needed in the future, risks related to the exploration stage of the Company's properties, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 1, 2019 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com, or contact: Arnold Kondrat, CEO, Toronto, Ontario, Tel: + 1 (416) 366 7300.